AUDITED FINANCIAL STATEMENTS

OF



AS OF DECEMBER 31, 2023, AND 2022

BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

BLOCKFRAME, INC

TABLE OF CONTENTS   **Page**

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
BLOCKFRAME, INC

We have audited the financial statements of BLOCKFRAME, INC., ("BLOCKFRAME") which comprise the balance sheet as of December 31, 2023, and 2022, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of BLOCKFRAME as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared under the assumption that the company will continue as a going concern. However, as mentioned in Note 2 to the financial statements, the company has incurred losses since its inception, raising substantial doubt about its ability to continue operating. Management's assessment of the situation and their plans to address these concerns are also detailed in Note 2. The financial statement does not include any adjustments that might be necessary if the company is unable to continue as a going concern. Our conclusion remains unmodified regarding this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of BLOCKFRAME and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing BLOCKFRAME's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

October 25, 2024
Ashburn VA USA
VA 134338

BLOCKFRAME INC.
BALANCE SHEET

ASSETS

CURRENT ASSETS		DEC 2023		DEC 2022
Cash in Bank	$	77,438	$	102,300
Accounts Receivable		–		462
Prepaid Expenses		10,387		1,475
Total Current Assets		87,825		104,237
FIXED ASSETS				
Office Equipment		7,607		7,607
Less: Accumulated Depreciation		(7,607)		(7,607)
Net Fixed Assets		–		–
Other Assets				
Deferred Tax Assets		48,962		26,952
Patents		130,132		66,900
Amortization - Patients		(8,281)		(4,181)
Total Other Assets		170,813		89,671
TOTAL ASSETS	$	258,638	$	193,908

See independent auditor's report and notes to financial statements.

BLOCKFRAME INC.
BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		DEC 2023		DEC 2022
Accounts Payable	$	14,320	$	5,785
Line of Credit		200,000		-
Unearned Revenue		40,000		40,000
Total Current Liabilities	$	254,320		45,785
LONG-TERM LIABILITIES				
EIR Loan		297,100		297,100
Total Long-term Liabilities		297,100		297,100
TOTAL LIABILITIES		551,420		342,885
SHAREHOLDERS EQUITY				
Class A 26,000,000 shares authorised and 26,000,00 shares issued at 0.00001 per share		260		260
Class B 74,000,000 shares authorised and 28,000,00 shares issued at 0.00001 per share		280		280
Additional Paid-In Capital		6,370		6,370
Retained Earnings		(126,776)		(45,918)
Net Income(Loss)		(172,916)		(109,970)
Total Shareholders' Equity		(292,782)		(148,978)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	258,638	$	193,908

See independent auditor's report and notes to financial statements.

4

BLOCKFRAME INC
STATEMENTS OF INCOME

INCOME:		DEC 2023		DEC 2022
Sales	$	10,000	$	15,000
UCCS		92,742		90,041
Grant				12,000
Total Revenue		102,742		117,041
EXPENSES:				
Advertising		9,677		1,052
Amortization Expense		4,100		3,345
Banking Fees		1,427		917
Contract Labor		6,940		52,185
Depreciation		–		1,947
Insurance		5,194		6,501
Interest Expenses		24,516		(5,127)
Legal Fees		14,084		5,370
Meals and Entertainment		2,011		2,515
Salaries and Wages		151,792		107,219
Payroll Taxes		38,211		35,093
Payroll Processing Fees		2,441		1,002
Licenses and taxes		40		20
Office Supplies and Software		10,635		12,705
Travel		4,590		2,267
TOTAL OPERATING EXPENSES	$	275,658	$	227,011
NET INCOME(LOSS)	$	(172,916)	$	(109,970)

BLOCKFRAME INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2023, AND 2022

	DEC 2023 Shareholder's Equity	DEC 2022 Shareholder's Equity
Class A 26,000,000 shares authorised and 26,000,00 shares issued at 0.00001 per share	$ 260	$ 260
Class B 74,000,000 shares authorised and 24,000,00 shares issued at 0.00001 per share	280	280
Additional Paid In Capital	6,370	6,370
Retained Earnings	(126,776)	(45,918)
Net Income(Loss)	(172,916)	(109,970)
Balance Shareholders' Equity December 31, 2023	$ (292,782)	$ (148,978)

BLOCKFRAME INC.
STATEMENTS OF CASH FLOW

		DEC 2023		DEC 2022
Cash Flows from Operating Activities				
Net Income (Loss)	$	(172,916)	$	(109,970)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities				
Depreciation & Asset Amortization		4,100		5,292
(Increase) decrease in accounts receivable		462		(462)
(Increase) decrease Prepaid expenses		(8,912)		(1,136)
(Increase) decrease deferred taxes		(22,010)		(3,284)
Increase (decrease) in accounts payable		8,535		5,785
Increase (decrease) in interest payable		-		(6,734)
Net Cash Provided (Used) by Operating Activities	$	(190,741)	$	(110,509)
Cashflow from Investing Activities				
Patents		(63,232)		3,202
Purchase of Property and Equipment		-		1,948
Net Cash Provided (Used) by Investing Activities	$	(63,232)	$	5,150
Cashflow from Financing Activities				
Long Term Debt		229,111		47,200
Proceeds from equity investment		-		0
Net Cash Provided (Used) by Financing Activities	$	229,111	$	47,200
Net increase (decrease) in cash		(24,862)		(58,159)
Cash, beginning of year		102,300		160,459
Cash, end of year	$	77,438	$	102,300
Supplemental disclosures of cash flow information:				
Cash paid during the year for: Interest expense	$	24,516	$	(5,127)

See independent auditor’s report and notes to financial statements.

BLOCKFRAME INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BlockFrame, Inc. has developed patented IoT agents, algorithmic web services, APIs, and third generation distributed ledgers for managing trust, digital privacy, cybersecurity, and supply chain management. BlockFrame experts have designed and implemented state legislation and international standards.

BlockFrame comprehensive set of skills includes subject matter expertise and consultation on patented blockchain algorithms and consensus design, adaptation to business processes, smart contracts applications, supply chain process improvement, permission-based public blockchain implementation, and specialized blockchain application development.

BlockFrame's expertise have been used to deliver large-scale prototype platforms for government programs, design supply chain solutions for the public and private sectors, and apply blockchain management for education, military supply chain, and energy sector security.

BlockFrame has solutions for securing all IoT devices. BlockFrame's zero-trust model helps businesses to assure that communications between devices are secure. BlockFrame is a trusted security partner and helps assure data security today and in the future.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company's financial position and the operating results and cash flows.

Cash Equivalents

All highly liquid investments with an original maturity of 90 days or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents.

The Company cash equivalents of $77,438 and $102,300 on December 31, 2023, and 2022, respectively.

Property and Equipment

Equipment is carried at cost. Repairs or improvements that extend the useful life of assets are capitalized. Other costs are expensed as incurred. Depreciation is computed on a straight-line method over the useful life of the equipment.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes ("ASC 740")*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that is included in the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023, and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the valuation allowances against net deferred tax assets and accounting for convertible debt.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

In December of 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The company is currently evaluating the potential impact of adopting this standard on our disclosures.

In October 2021, the FASB issued ASU No. 2021-07, *Stock Compensation* (Topic 718) Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which allows a nonpublic entity to determine the current price input of a share option using the "reasonable application of a reasonable valuation method," which is determined as of the award's measurement date, taking into consideration certain factors. The Company has no Recent arm's-length transactions involving the sale or transfer of the entity's stock or equity interests.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, *Debt— Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU's amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company has determined that the adoption of this guidance has no impact on its financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses* (Topic 326) and *Leases* (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, *Leases* (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments became effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company has no record of financial instruments-credit losses and leases as December 2023 and 2022. The company will adopt this guidance when applicable at the present moment does not have a material impact on our financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Company's financial statements.

NOTE 2 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

As of December 31, 2023, 2022 the Company had a working capital of $33,505 and $58,452. During the year ended December 31, 2023, 2022 the Company incurred a net loss of $172,916, and $109,970 and used cash in operating activities of ($190,741) in 2023 and ($110,509). As of December 31, 2023, and 2022 the Company had cash of $77,438 and $102,300.

Management believes that the company do have access to potential funds through grants that are usually sufficient to operate. The company also has access to Line of Credit which allows the company to file patents and protect their IP. The company is optimistic that patenting and protecting its IP has increased the value of the company significantly and paved a path for an equity fund raise.

The Company also recognizes that it will need to raise additional capital to fund operations to develop its production line MVP. Other than potential funds through grants, signed R & D contracts and the Line of Credit, there is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – LONG TERM LIABILITIES

The company has an outstanding loan of $297,100 and a Line of Credit of $200,000.

NOTE 4 – RELATED PARTY TRANSACTIONS

Parties, which can be corporations or individuals, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. As of December 31, 2023, and 2022 there were no related party liabilities.

NOTE 5 – SHAREHOLDERS' CONTRIBUTIONS

We have authorized Class A 26,000,000 shares at par value of $0.00001. We have issued 26,000,000 shares. We also authorized 74,000,000 Class B Stock at par value of $0.00001 in which 28,000,000 are issued. The total value of issued shares is $540 and additional paid in capital $6,370. Company has the authority to accept more stockholders in the future.

NOTE 6 –SUBSEQUENT EVENTS

As of October 25, 2024, the date the audit report is issued, the company has commenced plan for Regulation CF crowdfunding offering for up to $5,000,000 through issuance of the Company's common stock. In consultation with the Company Securities Attorney and Broker-Dealer the value of the proposed offering is at $5 per share.